

Mailstop 3561

August 6, 2015

Woods Staton
Chief Executive Officer
Arcos Dorados Holdings Inc.
Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina

> **Re:** **Arcos Dorados Holdings Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Response Dated July 17, 2015**
> **File No. 001-35129**

Dear Mr. Staton:

We have reviewed your July 17, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2015 letter.

Form 20-F for the Fiscal Year Ended December 31, 2014

General

1. We note your response to our prior comment 1 that "(i) the fees paid to Axionlog are derived from a formula that is standard for distribution services to the quick-service restaurant industry; and (ii) a very similar formula is used throughout the territories with the Company's other distribution service providers." Please provide further information regarding the fee paid to Axionlog. Tell us how the variable components of the pricing formula, such as the exchange rate adjustments, were determined with respect to the Axionlog contract, and compare the variable components of the Axionlog agreement with those of your other distribution service providers. Compare the fee paid to Axionlog as a percentage of products acquired from Axionlog with the same percentage for similar

Woods Staton
Arcos Dorados Holdings Inc.
August 6, 2015
Page 2

agreements throughout your other territories. Additionally, please provide your analysis as to why you believe you are not substantially dependent on Axionlog in light of the total value of your contract, which appears to be much higher than the 3.6% you cite.

Item 5. Operating and Financial Review and Prospects, page 53

B. Liquidity and Capital Resources, page 78

2. We note your response to our prior comment 2 and reissue in part. Please revise to disclose ADBV's consolidated net indebtedness to EBITDA ratio under both the BofA Facility and the GSI Swap at both the time of your noncompliance and as of March 31, 2015 or a recent applicable date.

3. We note your response to our prior comment 3 and reissue in part. Please revise to disclose your Leverage Ratio and your Fixed Charge Coverage Ratio at the "certain periods" during 2014 that you were not in compliance with the requirements under the MFAs.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure